UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61687/March 11, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13772

In the Matter of MANAGEMENT GRAPHICS, INC., MARINE SHUTTLE OPERATIONS, INC., MARKETING SPECIALISTS CORP., MAS ACQUISITION XII CORP., MDCM HOLDINGS, INC. (F/K/A MORTGAGE.COM, INC.), MERCHANTONLINE.COM, INC., MET CAPITAL CORP., and MICRO-ASI, INC.	: : : : : : : : : : :	ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT AS TO SEVEN RESPONDENTS

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 1, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to Respondents by February 8, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The Commission has accepted a settlement offer from Respondent Management Graphics, Inc. The other seven Respondents did not file Answers, and the time for filing has expired.

By Order dated February 22, 2010, I required these seven Respondents to show cause why they should not be held in default and why the registration of each class of their registered securities should not be revoked. No replies have been received to the Order to Show Cause, and the time for replying has expired. Accordingly, these seven Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

Marine Shuttle Operations, Inc. (Marine Shuttle) (CIK No. 1064469), is a permanently revoked Nevada corporation located in Berlin, Germany, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Marine Shuttle is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $23

million since the company's May 23, 1997, inception. As of January 4, 2010, the company's stock (symbol ZSUB) was traded on the over-the-counter markets.

Marketing Specialists Corp. (Marketing Specialists) (CIK No. 1062184) is a delinquent Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Marketing Specialists is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of over $8.2 million for the prior three months. On May 24, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Texas, which was still pending as of January 4, 2010.

Mas Acquisition XII Corp. (Mas Acquisition) (CIK No. 1084870) is a dissolved Indiana corporation located in Evansville, Indiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Mas Acquisition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999.

MDCM Holdings, Inc. (f/k/a Mortgage.com, Inc.) (MDCM) (CIK No. 1081182), is a dissolved Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MDCM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $47.7 million for the prior nine months. As of January 4, 2010, the company's stock (symbol MDCM) was traded on the over-the-counter markets.

MerchantOnline.com, Inc. (MerchantOnline.com) (CIK No. 1039947), is a dissolved Florida corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MerchantOnline.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2001, which reported a net loss of over $44 million for the prior six months. On October 22, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was converted to a Chapter 7 petition and was terminated on December 10, 2004. As of January 4, 2010, the company's stock (symbol MRTOQ) was traded on the over-the-counter markets.

Met Capital Corp. (Met Capital) (CIK No. 814085) is a void Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Met Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1992. On December 31, 1991, the company filed a Form 8-K stating that it had a net loss of over $3.9 million for the prior twelve months.

Micro-ASI, Inc. (Micro-ASI) (CIK No. 1090293), is a forfeited Texas corporation located in Plano, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Micro-ASI is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2000, which reported a net loss of over $10.6 million for the prior twelve months.

As discussed in more detail above, these seven Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these seven Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Marine Shuttle Operations, Inc., Marketing Specialists Corp., Mas Acquisition XII Corp., MDCM Holdings, Inc. (f/k/a Mortgage.com, Inc.), MerchantOnline.com, Inc., Met Capital Corp., and Micro-ASI, Inc., are revoked.

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James T. Kelly
Administrative Law Judge